

D90/COMP SEC/CW
06 January 2005

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
Christine.wells@boots-plc.com



The Securities & Exchange Commission
Office of International & Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 21st October 2004 to 13th December 2004 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since 21st October 2004 to the 13th December 2004.

1. Announcement dated 21st October 2004 regarding Transaction in Own Shares
2. Announcement dated 22nd October 2004 regarding FRN Variable Rate Fix
3. Announcement dated 25th October 2004 regarding Transaction in Own Shares
4. Announcement dated 28th October 2004 regarding Interim Results
5. Announcement dated 28th October 2004 regarding Interim Results (Dividend Timetable)
6. Announcement dated 29th October 2004 regarding Director Shareholding
7. Announcement dated 1st November 2004 regarding Director Shareholding
8. Announcement dated 1st November 2004 regarding Transaction in Own Shares
9. Announcement dated 2nd November 2004 regarding Transaction in Own Shares
10. Announcement dated 3rd November 2004 regarding Transaction in Own Shares
11. Announcement dated 4th November 2004 regarding Transaction in Own Shares
12. Announcement dated 5th November 2004 regarding Transaction in Own Shares
13. Announcement dated 8th November 2004 regarding Transaction in Own Shares
14. Announcement dated 9th November 2004 regarding Transaction in Own Shares
15. Announcement dated 10th November 2004 regarding Director Shareholding
16. Announcement dated 10th November 2004 regarding Transaction in Own Shares
17. Announcement dated 12th November 2004 regarding Transaction in Own Shares

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111
www.boots-plc.com



18. Announcement dated 15th November 2004 regarding Transaction in Own Shares
19. Announcement dated 16th November 2004 regarding Transaction in Own Shares
20. Announcement dated 17th November 2004 regarding Transaction in Own Shares
21. Announcement dated 18th November 2004 regarding Transaction in Own Shares
22. Announcement dated 19th November 2004 regarding Transaction in Own Shares
23. Announcement dated 22nd November 2004 regarding Transaction in Own Shares
24. Announcement dated 23rd November 2004 regarding Director Shareholding
25. Announcement dated 23rd November 2004 regarding Transaction in Own Shares
26. Announcement dated 24th November 2004 regarding Transaction in Own Shares
27. Announcement dated 26th November 2004 regarding Transaction in Own Shares
28. Announcement dated 30th November 2004 regarding Transaction in Own Shares
29. Announcement dated 1st December 2004 regarding Transaction in Own Shares
30. Announcement dated 2nd December 2004 regarding Transaction in Own Shares
31. Announcement dated 3rd December 2004 regarding Director Shareholding
32. Announcement dated 6th December 2004 regarding Director Shareholding
33. Announcement dated 6th December 2004 regarding Transaction in Own Shares
34. Announcement dated 8th December 2004 regarding Transaction in Own Shares
35. Announcement dated 9th December 2004 regarding Transaction in Own Shares
36. Announcement dated 10th December 2004 regarding Transaction in Own Shares
37. Announcement dated 13th December 2004 regarding Block listing Interim Review

Documents filed by Boots Group PLC with the Registrar of Companies from 15th November 2004 to the 9th December 2004.

1. Three forms 169 in respect of Returns by a company purchasing its own shares (filed 15.11.04)
2. Three forms 169 in respect of Returns by a company purchasing its own shares (filed 9.12.04)

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

CHRIS WELLS
Company Secretarial Assistant

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111



D90/COMP SEC/CW
06 January 2005

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
Christine.wells@boots-plc.com

The Securities & Exchange Commission
Office of International & Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 21st October 2004 to 13th December 2004 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since 21st October 2004 to the 13th December 2004.

1. Announcement dated 21st October 2004 regarding Transaction in Own Shares
2. Announcement dated 22nd October 2004 regarding FRN Variable Rate Fix
3. Announcement dated 25th October 2004 regarding Transaction in Own Shares
4. Announcement dated 28th October 2004 regarding Interim Results
5. Announcement dated 28th October 2004 regarding Interim Results (Dividend Timetable)
6. Announcement dated 29th October 2004 regarding Director Shareholding
7. Announcement dated 1st November 2004 regarding Director Shareholding
8. Announcement dated 1st November 2004 regarding Transaction in Own Shares
9. Announcement dated 2nd November 2004 regarding Transaction in Own Shares
10. Announcement dated 3rd November 2004 regarding Transaction in Own Shares
11. Announcement dated 4th November 2004 regarding Transaction in Own Shares
12. Announcement dated 5th November 2004 regarding Transaction in Own Shares
13. Announcement dated 8th November 2004 regarding Transaction in Own Shares
14. Announcement dated 9th November 2004 regarding Transaction in Own Shares
15. Announcement dated 10th November 2004 regarding Director Shareholding
16. Announcement dated 10th November 2004 regarding Transaction in Own Shares
17. Announcement dated 12th November 2004 regarding Transaction in Own Shares



18. Announcement dated 15th November 2004 regarding Transaction in Own Shares
19. Announcement dated 16th November 2004 regarding Transaction in Own Shares
20. Announcement dated 17th November 2004 regarding Transaction in Own Shares
21. Announcement dated 18th November 2004 regarding Transaction in Own Shares
22. Announcement dated 19th November 2004 regarding Transaction in Own Shares
23. Announcement dated 22nd November 2004 regarding Transaction in Own Shares
24. Announcement dated 23rd November 2004 regarding Director Shareholding
25. Announcement dated 23rd November 2004 regarding Transaction in Own Shares
26. Announcement dated 24th November 2004 regarding Transaction in Own Shares
27. Announcement dated 26th November 2004 regarding Transaction in Own Shares
28. Announcement dated 30th November 2004 regarding Transaction in Own Shares
29. Announcement dated 1st December 2004 regarding Transaction in Own Shares
30. Announcement dated 2nd December 2004 regarding Transaction in Own Shares
31. Announcement dated 3rd December 2004 regarding Director Shareholding
32. Announcement dated 6th December 2004 regarding Director Shareholding
33. Announcement dated 6th December 2004 regarding Transaction in Own Shares
34. Announcement dated 8th December 2004 regarding Transaction in Own Shares
35. Announcement dated 9th December 2004 regarding Transaction in Own Shares
36. Announcement dated 10th December 2004 regarding Transaction in Own Shares
37. Announcement dated 13th December 2004 regarding Block listing Interim Review

Documents filed by Boots Group PLC with the Registrar of Companies from 15th November 2004 to the 9th December 2004.

1. Three forms 169 in respect of Returns by a company purchasing its own shares (filed 15.11.04)
2. Three forms 169 in respect of Returns by a company purchasing its own shares (filed 9.12.04)

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

CHRIS WELLS
Company Secretarial Assistant

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111



Company	Boots Group PLC
TIDM	BOOT
Headline	Blocklisting Interim Revie
Released	11:32 13-Dec-04
Number	3205G

SCHEDULE 5

BLOCKLIS NG SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure e entries on this return are typed

1. Name of company

BOOTS GROUP PLC

2. Name of scheme

EXECUTIVE SHARE OPTION HEME

3. Period of return:

From 01.06.04 To 30.11.04

4. Number and class of shares (amount of stock / debt security) not issued under scheme

937,500 ordinary shares of 25p each

5. Number of shares issued / allotted under scheme during period:

353,996

6. Balance under scheme not yet issued / allotted at end of period

583,504

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,000,000 ordinary shares of 25p each. 9th May 2003.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

740,796,593

Contact for queries

Name Sonia Fennell, Assistant Company Secretary

Address Boots Group PLC, Nottingham. NG90 1BS

Telephone 0115 9687094

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:21 10-Dec-04
Number	3022G

10th December 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 10th December 2004, Boots Group PLC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 635.412p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:31 09-Dec-04
Number	2485G

9th December 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 9th December 2004, Boots Group PLC acquired 150,000 ordinary shares in the company for cancellation. The price paid was 637.778p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:58 08-Dec-04
Number	1867G

8th December 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 8th December 2004, Boots Group PLC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 641.111p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:14 06-Dec-04
Number	0820G

6th December 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 6th December 2004, Boots Group LC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 6[illegible].194p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	13:35 06-Dec-04
Number	0590G

On 6th December 2004, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 41,239 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £6.18. This represents approximately 0.0055% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. P. Bateman, and Mr. H. Dodd.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 41,239.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	14:38 03-Dec-04
Number	0122G

BOOTS GROUP PLC

3rd December 2004

NOTIFICATION OF DIRECTORS INTERESTS

As at 3rd December 2004, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), has decreased by 99,729 as a result of purchases, sales and transfers by participants of rights under the All-Employee Share Scheme 2002. This includes purchases settled on 28th September 2004 and 26th October 2004 under the Share Investment Plan of the All-Employee Share Scheme; of 20,543 shares at a price of 667p per share and 19,658 shares at a price of 665.5p per share respectively. This represents approximately 0.013% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the free shares held by the Trust for the Free Shares Scheme. The directors in question are: Mr R Baker, Mr P Bateman and Mr H Dodd.

As result of the movements referred to above the number of shares held by the Trust has fallen to 4,666,856 representing approximately 0.63% of the current issued ordinary share capital of the Company. The number of shares the directors are deemed to be interested in is 4,078,993.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:52 02-Dec-04
Number	9687F

2nd December 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 2nd December 2004, Boots Group PLC acquired 100,000 ordinary shares in the company for cancellation. The price paid was 638.43p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:00 01-Dec-04
Number	9011F

1st December 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 1st December 2004, Boots Group PLC acquired 300,000 ordinary shares in the company for cancellation. The price paid was 627.92p per ordinary share.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:55 30-Nov-04
Number	8419F

30th November 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 30th November 2004, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 628.755p per ordinary share.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:56 26-Nov-04
Number	7272F

26th November 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 26th November 2004, Boots Group PLC acquired 50,000 ordinary shares in the company for cancellation. The price paid was 630.86p per ordinary share.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:02 24-Nov-04
Number	6178F

24th November 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 24th November 2004, Boots Group PLC acquired 100,000 ordinary shares in the company for cancellation. The price paid was 629.222p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:50 23-Nov-04
Number	5717F

23rd November 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 23rd November 2004, Boots Group PLC acquired 150,000 ordinary shares in the company for cancellation. The price paid was 633.132p per ordinary share.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	11:17 23-Nov-04
Number	5378F

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

19

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

637p

13) Date of transaction

18th November 2004

14) Date company informed

23rd November 2004 (Notified by Administrators)

15) Total holding following this notification

179,644

16) Total percentage holding of issued class f owing this notification

0.024%

If a director has been granted options by the c pany please complete the following boxes

17) Date of grant

18) Period during which or date on which exerci ly

19) Total amount paid (if any) for grant of the tion

20) Description of shares or debentures involve class, number

21) Exercise price (if fixed at time of grant) indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over w options held following this notification

23) Any additional information

24) Name of contact and telephone number for qu s

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....23rd November 2004..........................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Howard DODD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

20

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

637p

13) Date of transaction

18th November 2004

14) Date company informed

23rd November 2004 (Notified by Administrators)

15) Total holding following this notification

185,385

16) Total percentage holding of issued class following this notification

0.024%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification..... 23rd November 2004..........................

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:44 22-Nov-04
Number	5144F

22nd November 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 22nd November 2004, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 634.414p per ordinary share.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:56 19-Nov-04
Number	4606F

19th November 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 19th November 2004, Boots Group PLC acquired 150,000 ordinary shares in the company for cancellation. The price paid was 633.604p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:13 18-Nov-04
Number	4153F

18th November 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 18th November 2004, Boots Group PLC acquired 100,000 ordinary shares in the company for cancellation. The price paid was 636.25p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:32 17-Nov-04
Number	3644F

17th November 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 17th November 2004, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 643.98p per ordinary share.

END

END





Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:59 16-Nov-04
Number	3095F

16th November 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 16th November 2004, Boots Group PLC acquired 350,000 ordinary shares in the company for cancellation. The price paid was 652.300p per ordinary share.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:01 15-Nov-04
Number	2540F

15th November 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 15th November 2004, Boots Group PLC acquired 600,000 ordinary shares in the company for cancellation. The price paid was 655.4342p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:50 12-Nov-04
Number	2016F

12th November 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 12th November 2004, Boots Group PLC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 665.5229p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:54 10-Nov-04
Number	0970F

10th November 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 10th November 2004, Boots Group PLC acquired 485,000 ordinary shares in the company for cancellation. The price paid was 656.757p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	14:32 10-Nov-04
Number	0844F

On 10th November 2004, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 32,244 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £6.15. This represents approximately 0.0043% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. P. Bateman, and Mr. H. Dodd.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 32,244.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:35 09-Nov-04
Number	0505F

9th November 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 9th November 2004, Boots Group PLC acquired 400,000 ordinary shares in the company for cancellation. The price paid was 661.3325p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:35 08-Nov-04
Number	9930E

8th November 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 8th November 2004, Boots Group PLC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 666.5p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:53 05-Nov-04
Number	9409E

5th November 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 5th November 2004, Boots Group PLC acquired 450,000 ordinary shares in the company for cancellation. The price paid was 669.8096p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:58 04-Nov-04
Number	8879E

4th November 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 4th November 2004, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 664.99p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:52 03-Nov-04
Number	8338E

3rd November 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 3rd November 2004, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 662.5776p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:13 02-Nov-04
Number	7788E

2nd November 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 2nd November 2004, Boots Group PLC acquired 350,000 ordinary shares in the company for cancellation. The price paid was 669.3543p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:01 01-Nov-04
Number	7222E

1st November 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 1st November 2004, Boots Group PLC acquired 300,000 ordinary shares in the company for cancellation. The price paid was 665.4p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:25 01-Nov-04
Number	7102E

On 29th October 2004, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 49,320 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £6.19. This represents approximately 0.065% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. P. Bateman, and Mr. H. Dodd.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 49,320.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:48 29-Oct-04
Number	6275E

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

19

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

665.5p

13) Date of transaction

19th October 2004

14) Date company informed

29th October 2004 (Notified by Administrators)

15) Total holding following this notification

179,625

16) Total percentage holding of issued class following this notification

0.024%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell
0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....29th October 2004..........................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Howard DODD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

18

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

665.5p

13) Date of transaction

19th October 2004

14) Date company informed

29th October 2004 (Notified by Administrators)

15) Total holding following this notification

185,365

16) Total percentage holding of issued class following this notification

0.024%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell
0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification..... 29th October 2004..........................

END

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Interim Results
Released	12:25 28-Oct-04
Number	5819E

2004/5 INTERIM DIVIDEND TIMETABLE

The ex dividend date for the 2004/5 interim dividend is 3rd November 2004, and not 19th November 2004 as stated in this morning's interim results news release.

The interim dividend timetable will be as follows:-

Ex dividend date	3rd November 2004
Record date	5th November 2004
Payment date	21st January 2005

Please note that all applications to join the Dividend Reinvestment Plan or amend existing instructions under it must be received by the company's registrars by 17.00 hours GMT on 30th December 2004 if they are to apply to this interim dividend.

END

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Interim Results
Released	07:00 28-Oct-04
Number	5638E

RNS Number:5638E
Boots Group PLC
28 October 2004

28 October 2004

INTERIM RESULTS TO 30th SEPTEMBER 2004

- Boots The Chemists sales growth 4.9%, 3.8% like for like, with volumes up 6.8%
- Boots Healthcare International sales up 4.8% in local currency with growth from all major brands
- Operating profit before exceptional items down 23.6% to £204.5m
- £52m increase in group capital expenditure to £140m
- 22% reduction in pre-exceptional earnings per share to 18.1p (23.1p)
- 9.1p interim dividend up 3.4%
- £178m returned to shareholders through share buyback and on track to deliver £350m by year end

Modern, Competitive & Efficient

- Significantly improved accessibility for customers through an increase in overall opening hours and 20 new stores contributing to 4% growth in customer footfall.
- Improving value for money with 3,[illegible]00 lines now at significantly lower prices.
- On track with headcount reduction, systems replacement and supply chain enhancement programmes.

Richard Baker, Chief Executive commented:

"This is a demanding year of change and investment. We have made progress with customers responding positively and sales growth continuing. The actions we are taking have impacted profit, but are necessary to deliver a sustainable long-term return for shareholders."

Boots The Chemists - Strong Underlying Sales Growth

Boots The Chemists (BTC) sales increased by 4.9% to £2.17bn (last year £2.07bn) with like for like growth of 3.8%. Volume growth was 6.8%, of which 1.4% came from new stores. Longer opening hours contributed over 1% to growth. The poor summer for seasonal items is estimated to have reduced sales growth by approximately 0.5%.

Overall price deflation was 4.9%, up from the average of recent years due to significant investment in BTC's 'Lower Prices You'll Love' campaign. Customers' baskets have reflected trading up, increasing sales by 3.0%. Footfall was up by 4% compared to a year ago.

'Lower Prices You'll Love' is concentrated in the most price sensitive categories of toiletries, over the counter medicines and Baby. Total sales growth in these areas was 3.6% despite substantial price deflation of 9%, which was offset by a strong volume increase, 8.7%, and a positive mix of 4%.

Transactions in the half were up 5.4% (4.1% like for like). Average transaction value was £8.57, down 0.3%. This contrasts with performance over recent years where falling transaction numbers had been offset by average transaction growth.

Sales and Growth Rates by Category

	Q1		Q2		Half Year		
	Total	LFL	Total	LFL	Actual	Total	LFL
	%	%	%	%	£m	%	%
Health	6.7	6.3	5.7	5.3	932.2	6.2	5.8
Beauty and Toiletries	4.6	3.0	3.6	1.9	893.5	4.1	2.5
Lifestyle	4.0	2.5	2.5	0.9	345.4	3.2	1.6
Total	5.4	4.4	4.3	3.2	2,171.1	4.9	3.8

Healthcare

Dispensary sales were up 6.6%, volumes were up 5.0% and average item value increased by 1.6%. Work to provide a better dispensing service to our customers has started to increase the number of prescriptions filled.

The Prescription Collection Service grew by 18% and now represents over one fifth of prescriptions. 68 dispensaries were refurbished in the six months and 'Smartscript' was implemented in a further 312 stores so that over 60% of stores now have the new system. Volume growth has seen an improving trend through the period as these initiatives came through and during August and September is believed to be above market levels.

Sales of over the counter medicines were up 5.5% driven by growth in Vitamins and Supplements and Footcare. Sales of hayfever medicines were lower than anticipated due to the short hayfever season this year.

Beauty and Toiletries

Beauty and Toiletries sales increased by 4.1% due to new products, the combination of lower prices and strong promotions in toiletries and promotional activity in Fragrances and No 7 cosmetics and skincare.

Premium cosmetics sales grew by 9% and fragrance sales were up 11% resulting in continued growth in market share. The strong position in Fragrance and Cosmetics was improved by extended distribution as part of beauty hall refits in larger stores.

Toiletries sales were up by 1.7% despite average prices 12% lower than a year ago. This was the result of lower prices as part of Boots 'Lower Prices You'll

Love' and strong promotions. Although the poor summer weather impacted the market for suncare products, a substantially improved product offer resulted in share gains.

Lifestyle

Sales in Lifestyle categories were up 3.2% overall. Baby and Food categories have seen strong growth but the impact of the Photo market decline is still negative. Baby sales were up 5.9% helped by revised ranges. Food sales were up 8.9%. Photo sales were down 7.4% but lower prices have driven an increase in market share. Digital processing continues to grow and during the period 92 stores were upgraded to provide full digital lab services. In addition, 1,300 instant print digital kiosks have been installed in over 1,100 stores.

Significant progress in programmes to make Boots more modern, competitive and efficient

Modern

Extended opening hours. To provide greater convenience for customers, opening hours have been extended across almost all stores and there are now 800 stores open on Sunday, over 200 more than last year. Overall trading hours increased substantially, contributing over 1% to sales growth.

New stores. 20 new stores were opened during the period and 12 closed as the portfolio is adjusted to better reflect customers' needs. Seven new Edge of Town stores were opened adding 1% to space. Boots also completed the purchase of five Frost Chemist stores in the West Midlands.

Investment in existing shops. 246 of the largest stores saw improvements to their customer offer, including 20 stores fitted with new beauty halls, extra space created for extended ranges in Baby and Photo and over 100 new perfume display units installed. Plans are underway to refurbish major stores in Bluewater, High Street Kensington, Metro Centre, Cardiff and Edinburgh.

Over 1,000 stores now have new tills and the replacement programme is on track to be completed by the end of the current financial year.

Competitive

Products only available at Boots give customers additional reasons to visit. Major relaunches of Soltan sun products and Shapers lunchtime food have already proved successful. The introduction of the Boots Basics range of toiletries, baby and dental products has widened customer choice and, encouragingly, customers are trading up on subsequent visits.

Improved value for money has contributed to strong volume growth of almost 9% in the most price sensitive categories.

Efficient

All the major change programmes to make Boots more efficient are on track. The 'Getting in Shape' programme has so far reduced headcount in manufacturing and Head Office by over 1,600.

Supply chain changes have progressed well with all warehouses and distribution centres now on much more efficient six day working and delivery to stores. 70% of lines can now be delivered in singles which will reduce store workload and stock holding.

Essential system replacement has seen key implementation phases completed (Merchandising, HR and Finance). The next major element encompasses merchandise management in the New Year.

There has been some disruption during the summer due to the changes being made and these impacted on-shelf availability in some areas. In the short term this has been addressed by increased stock holding which is expected to reverse in the second half.

Operating Profit

At the preliminary results in May, plans to invest in modernising the business and an expected increase in the pension charge were described. It was anticipated that the overall impact would reduce operating margins in the year by around one percent.

Gross margin was down 180 bps, a greater decline than that expected for the full year, due to the phasing of 'Lower Prices You'll Love' price reductions, the clearance of seasonal merchandise and some higher promotional uplifts.

Operating cost growth in the first six months was 11% against expectations for the full year of a cost increase of around 6%. This is due to the phasing between the first and second half of costs and Getting in Shape benefits.

Operating profit in the first half at £207.1m, down 24%, reflects this.

Full Year Guidance

Guidance for the full year remains unchanged.

Boots Healthcare International

Sales were £244m (£242m last year) up 4.8% in local currency. The strength of sterling reduced translated sales by 3.8%.

	Q1		Q2		Half Year		
	Total	Comp	Total	Comp	Actual	Total	Comp
	%	%	%	%	£m	%	%
Sales	0.1	3.5	1.8	5.8	244.4	1.0	4.8

Nurofen sales were up 7.1% with particularly strong growth in Australia due to the switch to the general sales list. Clearasil was up 2.5% against a strong comparative in the US. Japanese sales fell 50% due to problems with a distributor. Strepsils sales increased by 6.7% led by continental Europe and Asia.

New product introductions have performed well including Clearasil for Men, Clearasil Ultra and Nurofen Backpain. More launches are planned in the second half.

Operating profit increased by 6.5% to £37.9m and by 9.5% on a comparable basis.

Boots Opticians

Sales of £93.8m were down 7.6% on last year. Core optical sales of £92.7m were down 2.0%, materially impacted by both a weak market and the disruption from our decision in September to exit the remaining Wellbeing Services businesses. Boots

Opticians will now be integrated within Boots The Chemists which should provide synergy benefits and an improved customer offer.

	Q1	Q2	Half Year	
	Total	Total	Actual	Total
	%	%	£m	%
Core optical sales	-2.6	-1.5	92.7	-2.0

Operating profit was down 61.4% to £1.5m.

Dentalcare and other discontinued operations

The intention to exit all remaining 'Services' businesses was announced in September. Dentalcare and LASIK have been sold to Optical Express. The businesses will transfer by the end of the year. The £55m cost of exit was charged as an exceptional item in the accounts in the first half.

Boots Retail International

Sales were up 27.8% (in local currency) to £24.9m.

Operating losses slightly lower at £(3.9)m.

	Q1		Q2		Half Year		
	Total	Comp	Total	Comp	Actual	Total	Comp
	%	%	%	%	£m	%	%
Sales	30.1	39.3	5.6	17.8	24.9	17.1	27.8

Group and Other

In Group and Other year on year comparison of sales and costs is distorted by the sale of a development property last year. Excluding this effect sales were up 18% to £35m and underlying operating costs increased by £1m as a result of inflation. Net group costs were £31.9m.

The process of transferring production from Airdrie to other factories continued in the first half with the site due for closure in February 2005.

Financing and Share Buyback Programme

Free cash outflow for the period was £201.4m compared to an inflow of £28.3m last year reflecting lower operating profits, a higher investment in working capital, up £126m over the same period last year, and increased capital expenditure, up £52m.

The increase in working capital is accounted for by the store opening programme, extended ranges in larger stores, a bigger Christmas buy and the addition of buffer stocks in Boots The Chemists to protect against availability issues arising from the changes in the supply chain and IT change programmes. It is expected that stock will revert to normal levels by the end of the year.

£178m has been returned to shareholders in the period through the repurchase of 27 million shares.

An interim dividend up 3.4% to 9.1p per share is declared. This continues established policy to consistently grow the dividend.

- Ends -

Notes to editors:

For further information please contact:

Investor Relations	Media
Chris Laud	Donal McCabe
Tel: +44 (0)20 7995 9617 (until 1.00 pm)	Tel: +44 (0)20 7995 9617(until 1.00 pm)
Mobile: +44(0)7811 460611(after 1.00 pm)	Mobile:+44(0)7769 690618(after 1.00 pm)

BOOTS GROUP PLC
INTERIM RESULTS

GROUP PROFIT AND LOSS ACCOUNT
FOR THE HALF YEAR ENDED 30th SEPTEMBER 2004

	Notes	6 months to 30.9.04 £m	6 months to 30.9.03 1 £m	12 months 31.3.
Turnover				
Turnover from continuing operations		2,553.5	2,478.6	5,288
Discontinued operations3		20.9	18.9	38
Turnover: group and share of joint venture	3	2,574.4	2,497.5	5,326
Less: share of joint venture's turnover		(0.9)	(0.6)	(1
Group turnover		2,573.5	2,496.9	5,325
Operating profit				
Operating profit from continuing operations		211.0	279.2	571
Discontinued operations		(6.2)	(11.1)	(20
Group operating profit		204.8	268.1	551
Share of operating loss of joint venture		(0.3)	(0.5)	(1
Total operating profit including joint venture	4	204.5	267.6	549
Profit on disposal of fixed assets	5	2.6	14.6	32
Provision for loss on closure of operations	5,11	(54.5)	-	3
Profit on ordinary activities before interest	4	152.6	282.2	586
Net interest and similar items	6	(6.0)	(0.5)	(5
Profit on ordinary activities before taxation		146.6	281.7	580

Tax on profit on ordinary activities	7	(52.1)	(83.8)	(167
Profit on ordinary activities after taxation		94.5	197.9	413
Equity minority interests		0.3	(0.3)	(0
Profit attributable to shareholders		94.8	197.6	412
Dividends	8	(67.3)	(67.9)	(226
Profit retained		27.5	129.7	186
Basic earnings per share before exceptional items	9	18.1p	23.1p	48
Basic earnings per share	9	12.7p	25.0p	52
Diluted earnings per share before exceptional items	9	18.1p	23.1p	48
Diluted earnings per share	9	12.7p	24.9p	52
Dividends per share	8	9.1p	8.8p	29

1 Restated on adoption of FRS5 Application Note G Revenue recognition, and FRS20 & UITF38 Accounting for Own Shares (see Note 1).

2 Restated on adoption of FRS20 & UITF38 Accounting for Own Shares (see Note 1).

3 Discontinued operations includes : LASIK, Dentistry, Chiropody, and Laser Hair Removal.

BOOTS GROUP PLC

INTERIM RESULTS

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE HALF YEAR ENDED 30th SEPTEMBER 2004

	6 months to 30.9.04 £m	6 months to 30.9.03 1 £m	12 months to 31.3.04 2 £m
Profit attributable to shareholders	94.8	197.6	412.4
Currency translation differences on foreign currency net investments	1.4	(0.3)	(14.8)
Total recognised gains and losses relating to the period	96.2	197.3	397.6
Prior period adjustment (see note 1)	(0.2)		
Total recognised gains and losses	96.0		

NOTE ON HISTORICAL COST PROFITS AND LOSSES

FOR THE HALF YEAR ENDED 30th SEPTEMBER 2004

	6 months to 30.9.04 £m	6 months to 30.9.03 1 £m	12 months 31.3.
Reported profit on ordinary activities before taxation	146.6	281.7	58C
Realisation of property revaluation surpluses	-	10.3	15
Depreciation adjustment	0.5	0.6	1
Historical cost profit on ordinary activities before taxation	147.1	292.6	596
Historical cost profit retained	28.0	140.6	202

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

FOR THE HALF YEAR ENDED 30th SEPTEMBER 2004

	6 months to 30.9.04 £m	6 months to 30.9.03 1 £m	12 months 31.3
Total recognised gains and losses relating to the period	96.2	197.3	39
Dividends	(67.3)	(67.9)	(22
New share capital issued (net of expenses)	2.2	0.1	
Exercise of options and charge for share scheme awards	8.0	7.0	1
Repurchase of shares	(178.4)	(160.0)	(25
Net decrease in shareholders' funds	(139.3)	(23.5)	(7
Opening shareholders' funds3	1,806.6	1,884.7	1,88
Closing shareholders' funds	1,667.3	1,861.2	1,8C

1 Restated on adoption of FRS5 Application Note G Revenue recognition, and FRS20 & UITF38 Accounting for Own Shares (see Note 1).
2 Restated on adoption of FRS20 & UITF38 Accounting for Own Shares (see Note 1).
3 Originally £1,881.3m at 31st March 2004 before deducting prior year adjustment of £74.7m (see Note 1).

BOOTS GROUP PLC

INTERIM RESULTS

GROUP BALANCE SHEET

30th SEPTEMBER 2004

	At 30.9.04 £m	At 30.9.03 1 £m	At 31.3.04 2 £m
Fixed assets			
Intangible assets	286.3	297.0	281.5
Tangible assets	1,534.2	1,519.7	1,499.4
Investments	-	0.1	-
	1,820.5	1,816.8	1,780.9
Current assets			
Stocks	907.0	788.9	690.8
Debtors	746.0	724.2	681.9
Investments and deposits	18.3	158.4	239.1
Cash at bank and in hand	76.3	33.2	110.5
	1,747.6	1,704.7	1,722.3
Creditors: amounts falling due within one year	(1,359.8)	(1,113.3)	(1,135.3)
Net current assets	387.8	591.4	587.0
Total assets less current liabilities	2,208.3	2,408.2	2,367.9
Creditors: amounts falling due after more than one year	(351.7)	(380.3)	(382.9)
Provisions for liabilities and charges	(188.5)	(165.9)	(177.2)
Net assets	1,668.1	1,862.0	1,807.8
Capital and reserves			
Called up share capital	187.2	197.4	193.9
Share premium account	2.3	0.1	0.3
Own share reserve	(134.1)	(143.2)	(139.3)
Revaluation reserve	243.7	249.4	244.2
Capital redemption reserve	22.0	11.7	15.2
Merger reserve	310.8	310.8	310.8
Profit and loss account	1,035.4	1,235.0	1,181.5
Equity shareholders' funds	1,667.3	1,861.2	1,806.6
Equity minority interests	0.8	0.8	1.2
	1,668.1	1,862.0	1,807.8

1 Restated on adoption of FRS5 Application Note G Revenue recognition, and FRS20 & UITF38 Accounting for Own Shares (see Note 1).
2 Restated on adoption of FRS20 & UITF38 Accounting for Own Shares (see Note 1).

INTERIM RESULTS

GROUP CASH FLOW STATEMENT

FOR THE HALF YEAR ENDED 30th SEPTEMBER 2004

	Notes	6 months to 30.9.04 £m	6 months to 30.9.03 £m	12 months 31.3.
Cash (outflow)/inflow from operating activities	10	(3.1)	181.7	637
Returns on investment and servicing of finance		(11.5)	(20.5)	(22
Taxation		(59.6)	(87.1)	(166
Purchase of fixed assets		(140.1)	(88.3)	(194
Disposal of fixed assets		1.4	21.3	149
Exercise of share options		2.4	2.3	2
Acquisition of businesses		(4.6)	(1.6)	(2
Equity dividends paid		(158.2)	(160.9)	(229
Cash (outflow)/inflow before use of liquid resources and financing		(373.3)	(153.1)	175
Management of liquid resources		220.8	134.7	53
Financing1		(192.8)	(177.9)	(281
Decrease in cash in the period2		(345.3)	(196.3)	(52

1 Financing includes repurchase of shares of £(181.1)m (6 months to 30th September 2003 £(167.3)m, 12 months to 31st March 2004 £(264.6)m).
2 Cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand.

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

FOR THE HALF YEAR ENDED 30th SEPTEMBER 2004

	6 months to 30.9.04 £m	6 months to 30.9.03 £m	12 months to 31.3.04 £m
Decrease in cash in the period	(345.3)	(196.3)	(52.3)
Cash inflow from change in liquid resources	(220.8)	(134.7)	(53.5)
Decrease in borrowings and lease financing	13.9	10.7	16.9
Movement in net debt resulting from cash flows	(552.2)	(320.3)	(88.9)
Finance lease additions	(1.5)	(2.1)	(4.2)
Currency and other non-cash adjustments	(2.0)	1.0	(3.9)

Movement in net debt during the period	(555.7)	(321.4)	(97.0)
Opening net debt	(148.5)	(51.5)	(51.5)
Closing net debt	(704.2)	(372.9)	(148.5)

Notes

1. Restatements

FRS5 - Application Note G Revenue Recognition Restatements.

For the year ended 31st March 2004, relevant financial statements have been restated in line with FRS5, Application Note G on revenue recognition. The effect of these changes for the 6 months to 30th September 2003 is to reduce turnover by £1.8m, and increase operating profit by £1.0m. As at 30th September 2003 reserves have been restated by £29.0m, an increase of £41.9m to creditors partially offset by the related deferred tax assets of £12.9m shown within provisions for liabilities and charges.

FRS20 and UITF38 - Accounting for Own Shares.

The introduction of FRS20 and UITF38 by the Accounting Standards Board has affected the treatment of fixed asset investments in own shares in the balance sheet and the P&L account.

A prior year adjustment as at 31st March 2004 has been made to reduce fixed asset investments by £74.7m, increase P&L reserves by £64.6m and to create an Own Shares Reserve in equity of £139.3m. The net effect on reserves is £74.7m. Operating profit has been reduced by £0.2m. The amount charged to the Statement of Recognised Total Recognised Gains and Losses of £(0.2)m is the difference between accumulated amortisation calculated on the new basis and that already charged. All comparatives have been restated.

2. Summary of Turnover and Profit

	Turnover			Profi
	Total £m	Growth %	like for like	Total £m
Boots The Chemists	2,171.1	4.9	3.8	207.1
Boots Opticians	93.8	-7.6	-1.0	1.5
Boots Healthcare International 1	244.4	1.0	4.8	37.9
Boots Retail International 1	24.9	17.1	27.8	(3.9)
Group and Other	35.1	-39.3		(31.9)

Inter-segmental	(15.8)	-9.0			
Continuing operations	2,553.5	3.0			210.7
Group turnover/operating profit 2	2,574.4	3.1			204.5
Interest					(6.0)
Group profit before tax and exceptionals					198.5
Group profit before tax (after exceptionals)					146.6
Group profit before tax and exceptionals from continuing operations					204.7

1 Like for like growth in Boots Healthcare International and Boots Retail Interna
represents sales at comparable exchange rates.
2 Includes share of joint venture

3. Turnover by business segment

	6 months to 30.9.04 £m	6 months to 30.9.03 1,2 £m	12 months 31.3
Health	932.2	878.0	1,77
Beauty and Toiletries	893.5	858.1	1,99
Lifestyle	345.4	334.6	70
Boots The Chemists	2,171.1	2,070.7	4,47
Boots Opticians	93.8	101.5	19
	2,264.9	2,172.2	4,67
Boots Healthcare International3	229.2	228.3	47
Boots Retail International4	24.3	20.4	4
Group and Other5	35.1	57.7	9
Continuing operations	2,553.5	2,478.6	5,28
Discontinued operations6	20.9	18.9	3
Turnover: group and share of joint venture	2,574.4	2,497.5	5,32

1 Restated on adoption of FRS5 Application Note G Revenue recognition.
2 Restated for transfer of Boots Insurance Services from Boots Opticians to Boots The Chemists and product reclassification including the transfer of Health food from Health to Lifestyle.
3 Boots Healthcare International also made inter-segmental sales of £15.2m (6 mor to 30th September 2003 £13.6m, 12 months to 31st March 2004 £28.6m).
4 Boots Retail International also made inter-segmental sales of £0.6m (6 months t 30th September 2003 £0.9m, 12 months to 31st March 2004 £1.4m).
5 Group and Other consists of the third party manufacturing and in the prior year development properties sales.
6 Discontinued operations includes : LASIK, Dentistry, Chiropody, and Laser Hair Removal.

4. Profit on ordinary activities before interest

	6 months to 30.9.04 £m	6 months to 30.9.03 1,3 £m	12 months 31.3.
Boots The Chemists	207.1	271.9	533
Boots Opticians	1.5	3.9	12
	208.6	275.8	546
Boots Healthcare International	37.9	35.6	80
Boots Retail International	(3.9)	(4.0)	(10
Group and Other4	(31.9)	(28.7)	(46
Continuing operations	210.7	278.7	570
Discontinued operations5	(6.2)	(11.1)	(20
Total operating profit including joint venture	204.5	267.6	549
Profit on disposal of fixed assets	2.6	14.6	32
Provision for loss on closure of operations	(54.5)	-	3
Profit on ordinary activities before interest	152.6	282.2	586

1 Restated on adoption of FRS5 Application Note G Revenue recognition, and FRS20 & UITF38 Accounting for Own Shares (see Note 1).
2 Restated on adoption of FRS20 & UITF38 Accounting for Own Shares (see Note 1).
3 Restated for transfer of Boots Insurance Services from Boots Opticians to Boots The Chemists.
4 Group and Other consists of head office and other costs not allocated to business segments.
5 Discontinued operations includes : LASIK, Dentistry, Chiropody, and Laser Hair Removal.

5. Exceptional items

	6 months to 30.9.04 £m	6 months to 30.9.03 £m	12 months to 31.3.04 £m
Profit on disposal of fixed assets - continuing	2.6	14.6	32.5
Loss on disposal or closure of operations	(54.5)	-	3.9
Total exceptional items before taxation	(51.9)	14.6	36.4
Attributable tax credit	11.4	-	0.6
	(40.5)	14.6	37.0

The exit from the LASIK, Dentistry, Chiropody and Laser Hair Removal businesses is expected to result in exceptional costs of £54.7m, of which £28.8m relates to asset write-down.

6. Net interest and similar items

	6 months to 30.9.04 £m	6 months to 30.9.03 £m	12 months to 31.3.04 £m
Interest payable and similar charges	(13.6)	(9.1)	(18.2)
Interest receivable and similar income	7.9	8.8	13.2
Share of joint venture	(0.3)	(0.2)	(0.5)
	(6.0)	(0.5)	(5.5)

7. Taxation

Taxation has been provided at an estimated effective rate excluding exceptional profits and losses on the sale of fixed assets and businesses of 32.0% (6 months to 30th September 2003 31.5%, 12 months to 31st March 2004 31.5%).

8. Dividends

The directors have declared an interim dividend of 9.1p per share (2003 8.8p per share). The dividend, which amounts to £67.1m (2003 £68.4m), will be paid on 21st January 2005 to shareholders on the register on 5th November 2004. The shares will be quoted ex dividend on 19th November 2004. Most shareholders (excluding those in Canada and the USA) will have the opportunity to reinvest their cash dividend in existing shares bought on the London Stock Exchange through a dividend reinvestment plan. All applications to join that plan or amend existing instructions under it must be received by the company's registrars by 17.00 hours GMT on 30th December 2004 if they are to apply to this interim dividend.

9. Earnings per share

	6 months to 30.9.04	6 months to 30.9.03 1	12 months to 31.3.04 2
Basic earnings per share before exceptional items	18.1 p	23.1 p	48.2 p
Effect of exceptional items	(5.4)p	1.9 p	4.7 p
Basic earnings per share	12.7 p	25.0 p	52.9 p
Diluted earnings per share before exceptional items	18.1 p	23.1 p	48.0 p

Effect of exceptional items	(5.4)p	1.8 p	4.8 p
Diluted earnings per share	12.7 p	24.9 p	52.8 p

The calculation of basic and diluted earnings per share is based on:

	6 months to 30.9.04 £m	6 months to 30.9.03 1 £m	12 months to 31.3.04 2 £m
Earnings			
Earnings for adjusted basic and diluted earnings per share calculation	94.8	197.6	412.4
Exceptional items (see note 5)	40.5	(14.6)	(37.0)
Earnings for basic and diluted earnings per share calculation before exceptional items	135.3	183.0	375.4

	6 months to 30.9.04 m	6 months to 30.9.03 m	12 months 31.3.
Number of shares			
Weighted average number of shares used in basic earnings per share calculation	747.8	789.8	78C
Dilutive effect of options	1.4	1.4	1
Weighted average number of shares used in diluted earnings per share calculation	749.2	791.2	781

1 Restated on adoption of FRS5 Application Note G Revenue recognition, and FRS20 & UITF38 Accounting for Own Shares (see Note 1).
2 Restated on adoption of FRS20 & UITF38 Accounting for Own Shares (see Note 1).

The weighted average number of shares used in basic earnings per share calculation excludes shares held by The Boots ESOP Trust, the QUEST and unappropriated shares held by Boots Share Plan Trustees. The dilutive effect relates to options under employee savings related scheme and executive option schemes. Basic and diluted earnings per share before exceptional items are disclosed to reflect the underlying performance of the group.

10. Notes to the Group Cash Flow Statement

	6 months to 30.9.04 £m	6 months to 30.9.03 1 £m	12 months 31.3.
Reconciliation of operating profit to operating cash flows			
Group operating profit	204.8	268.1	551
Depreciation, amortisation and impairments of fixed assets	73.8	69.6	136
Loss on the disposal of tangible fixed assets	2.9	2.3	3
Increase in working capital	(276.2)	(150.0)	(47
Cash flows relating to provisions	(5.4)	-	
Other non-cash movements	(1.9)	0.6	11
Net cash inflow before exceptional items	(2.0)	190.6	655
Exceptional operating cash flows	(1.1)	(8.9)	(17
Cash (outflow)/inflow from operating activities	(3.1)	181.7	637

1 Restated on adoption of FRS5 Application Note G Revenue recognition, and FRS20 & UITF38 Accounting for Own Shares (see Note 1).
2 Restated on adoption of FRS20 & UITF38 Accounting for Own Shares (see Note 1).

11. Closure of operations

The decision to exit from the LASIK, Dentistry, Chiropody and Laser Hair Removal businesses was announced on 16th September 2004. Subsequent to this announcement sale of the Dentistry and LASIK businesses to Optical Express was confirmed on 14th October 2004.

The decision is part of the continuing focus on Boots The Chemists. It does not impact the well-established and profitable Boots Opticians which will now be managed as part of Boots The Chemists. The exit from these businesses is expected to result in exceptional costs of £54.7m, of which £28.8m will be asset write-down.

There are 54 dental practices and they will be operated by Optical Express from 31st December 2004. The transfer of the LASIK businesses to Optical Express will be completed by 25th October 2004. The Chiropody and Laser Hair Removal businesses will also be exited. Patients who have on-going treatment will continue to be treated or alternative arrangements made.

Other movements of £0.2m relate to disposals from prior years.

12. Pensions

The group accounts for pensions under SSAP24. A formal actuarial valuation of

the Boots Pension Scheme is undertaken every three years with the latest valuation dated 1st April 2001, on which the charge for the 6 months to September 2004 is based. The next triennial valuation, as at 1st April 2004, is in progress. The value of the Boots Pension Scheme for the purposes of FRS17, the alternative UK pensions standard, is reassessed annually based on the previous full valuation updated for known impacts. Under FRS17 the value of liabilities at 31st March 2004 was £2,894m and the market value of assets was £2,836m, giving a pension scheme deficit of £58m, before tax.

13. Basis of preparation - full year comparatives

The figures for the 12 months ended 31st March 2004 do not constitute the company's statutory accounts for that period but have been extracted from the statutory accounts, which have been filed with the Registrar of Companies. The auditors have reported on those accounts and that report was unqualified and did not contain a statement under Section 237(2) of the Companies Act 1985.

The accounts for the six months ended 30th September 2004 comply with relevant accounting standards and have been prepared on a consistent basis using accounting policies set out in the 2004 Annual Report, with the exception of the amended policy on accounting for own shares.

14. Half year report

A summary of the half year report will be published in the Daily Telegraph and the Financial Times on 29th October 2004. Copies of the summary or of this half year report will be available at 'www.boots-plc.com' or from The Secretary, Boots Group PLC, Nottingham NG2 3AA.

15. Other information

There will be a live audiocast of the presentation to analysts at 09.00 hours BST on Thursday, 28th October 2004. The slide presentation will be available from 10.30 hours BST on the same day. Both can be accessed from the Investor Information page at 'www.boots-plc.com'.

Independent review report by KPMG Audit Plc to Boots Group PLC

Introduction

We have been engaged by the company to review the financial information set out on pages 7 to 16 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law,

we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30th September 2004.

KPMG Audit Plc
Chartered Accountants
2 Cornwall Street
Birmingham
B3 2DL

28th October 2004

END

Regulatory Announcement

Go to market news section 

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	18:13 25-Oct-04
Number	4604E

25th October 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 25th October 2004, Boots Group P'.C acquired 150,000 ordinary shares in the company for cancellation. The price paid was 654.95p per ordinary share.

END

END

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	FRN Variable Rate Fix
Released	16:18 22-Oct-04
Number	2004102200

Boots Group Plc

RE: BOOTS GROUP PLC
EUR 300,000,000.00
MATURING: 19-OCT-2007
ISSUE DATE: 19-OCT-2004
ISIN: XS0203229934

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 19-OCT-2004 TO 19-JAN-2005 HAS BEEN FIXED AT 2.496000 PCT

DAY BASIS 92/360

INTEREST PAYABLE VALUE 19-JAN-2005 WILL AMOUNT TO:
EUR 6.38 PER EUR 1,000.00 DENOMINATION
EUR 63.79 PER EUR 10,000.00 DENOMINATION
EUR 637.87 PER EUR 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:38 21-Oct-04
Number	3623E

21st October 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 21st October 2004, Boots Group PLC acquired 60,000 ordinary shares in the company for cancellation. The price paid was 658p per ordinary share.

END

END

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Return by a company purchasing its own shares



169

CHFP029

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To the Registrar of Companies
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Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	250,000	300,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	13/10/04	14/10/04	15/10/04
Maximum prices paid § for each share	£6.496851	£6.537336	£6.524201
Minimum prices paid § for each share	£6.496851	£6.537336	£6.524201

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	6,857,788.32
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	34,290.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

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169

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Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	250,000	250,000	150,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	19/10/04	20/10/04	25/10/04
Maximum prices paid § for each share	£6.5484	£6.56	£6.57
Minimum prices paid § for each share	£6.5484	£6.56	£6.57

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	4,268,996.90
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	21,345.00

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169

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To the Registrar of Companies
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Company number
4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this informaton

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	60,000	150,000	300,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	26/10/04	28/10/04	5/11/04
Maximum prices paid § for each share	£6.58	£6.5495	£6.654
Minimum prices paid § for each share	£6.58	£6.5495	£6.654

The Aggregate amount paid by the company for the shares to which this return relates was:	£	3,378,488.14
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	16,895.00

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COMPANIES FORM No. 169

Return by a company purchasing its own shares

169



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Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	455,000	300,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	20/09/04	27/09/04	23/09/04
Maximum prices paid § for each share	£6.8302	£6.838681	£6.823
Minimum prices paid § for each share	.6.8302	£6.951776	£6.823

§ A private company is not required to give this informaton

The Aggregate amount pai . by the company for the shares to which this return relates was:	£	8,633,924.84
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	43,170.00

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Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	350,000	200,000	
Nominal value of each share	0.25	0.25	
Date(s) on which the shares were delivered to the company	08/10/04..	12/10/04	
Maximum prices paid § for each share	£6.476733	£6.4886	
Minimum prices paid § for each share	£6.511	£6.4886	

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	3,576,790.09
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	17,885.00

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COMPANIES FORM No. 169

Return by a company purchasing its own shares



CHFP029





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To the Registrar of Companies **(Address overleaf)**

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Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	250,000	400,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	24/09/04	28/09/04	29/09/04
Maximum prices paid § for each share	£6.711	£6.697188	£6.672397
Minimum prices paid § for each share	£6.711	£6.697188	£6.704142

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£ 7,719,010.36
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 38,600.00

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